Datalink.net, Inc.
                      1735 Technology Way, Suite 790
                        San Jose, California  95110

                              August 25, 1999

To the Holders of
Private Placement Warrants of
Datalink.net, Inc.

     As you know, as part of the private offering of Datalink.net's Series A Preferred Stock which was completed in November 1997, you were issued warrants to purchase shares of Common Stock at $5.00 per share. The Board of Directors has now decided to give the holders of those warrants the opportunity to exchange those warrants for common stock without having to exercise the warrants and pay cash. This offer will also help to reduce the number of warrants that are outstanding. Datalink.net is offering the holders of the Private Placement Warrants one share of Common Stock for each eight Warrants exchanged. The terms of this Exchange Offer are explained in the enclosed Offering Circular. Also enclosed is a Letter of Transmittal for your use in submitting your warrant certificates for exchange, and a copy of our
Schedule 13E-4 as filed with the SEC.

     The shares of Common Stock that will be issued in the Exchange Offer will be "restricted." However, because of the SEC's tacking rules, the shares will be immediately eligible for resale under Rule 144. Please contact your stock broker if you have any questions about how to resell the shares under Rule 144.

     As you also may be aware, on February 9, 1998, Datalink.net effected a 1 for 10 reverse split of our outstanding Common Stock. At the same time, the Private Placement Warrants were also reverse split on a 1 for 10 basis. As a result, if your certificate was issued before February 9, 1998, the number of Warrants shown is ten times greater than the number you actually own. You may still exchange your old certificate in the Exchange Offer, but keep in mind that you will only receive shares of Common Stock based on the number of Warrants you hold after the reverse split.

     The Exchange Offer materials are fairly lengthy and have been written to satisfy a number of legal requirements. We suspect that many of you may have questions about the materials or the exchange offer. If you have questions, we ask that you call Tali Durant at Datalink.net at (408) 367-1714. Questions of a technical nature should be directed to representatives of American Securities Transfer & Trust, Inc., which is acting as the exchange agent. The telephone number for American Securities Transfer & Trust, Inc. is (303) 986-5400. Ask for the Trust Department.

     Please take the time to review the enclosed materials and consider accepting the Exchange Offer. We believe that this will benefit both you and the Company. We look forward to your response.

                                       Sincerely,

                                       Anthony N. LaPine, President